Exhibit 99.1

Trip.com Group Limited 2025 Annual Report

RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS

The consolidated financial statements are prepared in accordance with U.S. GAAP, which differ in certain respects from International Financial Reporting Standards ("IFRS"). The effects of material differences between the consolidated financial statements of the Group prepared under U.S. GAAP and IFRS are as follows:

Reconciliation of consolidated statements of income/(loss)

	For the year ended December 31, 2025									
	IFRS adjustments									
	RMB (in millions)									
	Amounts as reported under U.S. GAAP	Share-based compensation Note (i)	Leases Note (ii)	Equity securities without readily determinable fair values Note (iii)	Equity method investments Note (iv)	Available-for-sale debt investments Note (v)	Convertible senior notes Note (vi)	Issue Cost Note (vii)	Software Note (viii)	Business combinations Note (ix)	Amounts under IFRS
Product development	(15,136)	(205)	—	—	—	—	—	—	—	—	(15,341)
Sales and marketing	(14,904)	(38)	—	—	—	—	—	—	—	—	(14,942)
General and Administrative	(4,474)	(202)	22	—	—	—	—	—	—	—	(4,654)
Income from Operations	15,773	(445)	22	—	—	—	—	—	—	—	15,350
Interest expense	(849)		(35)	—	—	—	134	—	—	—	(750)
Fair value changes on investments measured at fair value through profit or loss	—	—	—	(22)	—	110	—	—	—	—	88
Fair value changes of convertible senior notes	—	—	—	—	—	—	(90)	—	—	—	(90)
Other income/(expense)	21,321	—	—	7	126	(115)	—	—	—	(1)	21,338
Income/(loss) before income tax expense and equity in income/(loss) of affiliates	38,848	(445)	(13)	(15)	126	(5)	44	—	—	(1)	38,539
Income tax expense	(5,815)	—	—	(1)	—	7	—	—	—	—	(5,809)
Equity in income/(loss) of Affiliates	353	—	—	—	(109)	—	—	—	—	—	244
Net Income/(loss)	33,386	(445)	(13)	(16)	17	2	44	—	—	(1)	32,974

	For the year ended December 31, 2024									
		IFRS adjustments								
		RMB (in millions)								
	Amounts as reported under U.S. GAAP	Share-based compensation Note (i)	Leases Note (ii)	Equity securities without readily determinable fair values Note (iii)	Equity method investments Note (iv)	Available-for-sale debt investments Note (v)	Convertible senior notes Note (vi)	Issue Cost Note (vii)	Software Note (viii)	Amounts under IFRS
Product development	(13,139)	(83)	—	—	—	—	—	—	—	(13,222)
Sales and marketing	(11,902)	(15)	—	—	—	—	—	—	—	(11,917)
General and Administrative	(4,086)	(77)	44	—	—	—	—	—	—	(4,119)
Income from Operations	14,177	(175)	44	—	—	—	—	—	—	14,046
Interest expense	(1,735)	—	(34)	—	—	—	76	—	—	(1,693)
Fair value changes on investments measured at fair value through profit or loss	—	—	—	(14)	—	(140)	—	—	—	(154)
Fair value changes of convertible senior notes	—	—	—	—	—	—	(2,722)	—	—	(2,722)
Other income/(expense)	2,220	—	—	30	(34)	1,180	—	—	—	3,396
Income/(loss) before income tax expense and equity in income of affiliates	17,003	(175)	10	16	(34)	1,040	(2,646)	—	—	15,214
Income tax expense	(2,604)	—	—	0	—	(64)	—	—	—	(2,668)
Equity in income of Affiliates	2,828	—	—	—	601	—	—	—	—	3,429
Impairment of investments accounted for using equity method	—	—	—	—	(553)	—	—	—	—	(553)
Net Income/(loss)	17,227	(175)	10	16	14	976	(2,646)	—	—	15,422

	For the year ended December 31, 2023								
		IFRS adjustments							
		RMB (in millions)							
	Amounts as reported under U.S. GAAP	Share-based compensation Note (i)	Leases Note (ii)	Equity securities without readily determinable fair values Note (iii)	Equity method investments Note (iv)	Available-for-sale debt investments Note (v)	Issuance Cost Note (vii)	Software Note (viii)	Amounts under IFRS
Product development	(12,120)	35	—	—	—	—	—	—	(12,085)
Sales and marketing	(9,202)	6	—	—	—	—	—	—	(9,196)
General and administrative	(3,743)	33	31	—	—	—	—	—	(3,679)
Income from operations	11,324	74	31	—	—	—	—	—	11,429
Interest expense	(2,067)	—	(33)	—	—	—	—	—	(2,100)
Fair value changes on investments measured at fair value through profit or loss	—	—	—	(11)	—	(801)	—	—	(812)
Other (expense)/income	(667)	—	—	—	—	115	—	—	(552)
Income/(loss) before income tax expense and equity in income/(loss) of affiliates	10,680	74	(2)	(11)	—	(686)	—	—	10,055
Income tax expense	(1,750)	—	—	(2)	—	162	—	—	(1,590)
Equity in income/(loss) of affiliates	1,072	—	—	—	(19)	—	—	—	1,053
Net Income/(loss)	10,002	74	(2)	(13)	(19)	(524)	—	—	9,518

Reconciliation of consolidated balance sheets

	As of December 31, 2025										
	IFRS adjustments										
	RMB (in millions)										
	Amounts as reported under U.S. GAAP	Share-based compensation Note (i)	Leases Note (ii)	Equity securities without readily determinable fair values Note (iii)	Equity method investments Note (iv)	Available-for-sale debt investments Note (v)	Convertible senior notes Note (vi)	Issuance Cost Note (vii)	Software Note (viii)	Business combinations Note (ix)	Amounts under IFRS
Land use rights	151	—	(151)	—	—	—	—	—	—	—	—
Property, equipment and software	5,445	—	—	—	—	—	—	—	(188)	—	5,257
Investments	61,375	—	—	(338)	269	(970)	—	—	—	—	60,336
Investments measured at fair value through profit or loss	—	—	—	435	—	970	—	—	—	—	1,405
Goodwill	62,268	—	—	—	—	—	—	—	—	(213)	62,055
Intangible assets	12,862	—	—	—	—	—	—	—	188	—	13,050
Right-of-use assets	881	—	54	—	—	—	—	—	—	—	935
Total assets	267,387	—	(97)	97	269	—	—	—	—	(213)	267,443
Other payables and accruals	9,897	—	—	—	—	—	(5)	—	—	—	9,892
Long-term debt	11,430	—	—	—	—	—	2,584	—	—	—	14,014
Deferred tax liabilities	3,949	—	—	12	—	—	—	—	—	—	3,961
Total liabilities	94,787	—	—	12	—	—	2,579	—	—	—	97,378
Additional paid-in Capital	103,953	1,755	—	—	329	—	—	40	—	(307)	105,770
Accumulated other comprehensive loss	(2,661)	—	—	(1)	38	(50)	23	—	—	—	(2,651)
Retained earnings	76,597	(1,755)	(97)	86	(98)	50	(2,602)	(40)	—	2	72,143
Non-controlling interests	1,651	—	—	—	—	—	—	—	—	92	1,743
Total equity	172,600	—	(97)	85	269	—	(2,579)	—	—	(213)	170,065

	As of December 31, 2024									
				IFRS adjustments						
				RMB (in millions)						
	Amounts as reported under U.S. GAAP	Share-based compensation Note (i)	Leases Note (ii)	Equity securities without readily determinable fair values Note (iii)	Equity method investments Note (iv)	Available-for-sale debt investments Note (v)	Convertible senior notes Note (vi)	Issuance Cost Note (vii)	Software Note (viii)	Amounts under IFRS
Land use rights	77	—	(77)	—	—	—	—	—	—	—
Property, equipment and software	5,053	—	—	—	—	—	—	—	(153)	4,900
Investments	47,194	—	—	(369)	(13)	(941)	—	—	—	45,871
Investments measured at fair value through profit or loss	—	—	—	484	—	941	—	—	—	1,425
Intangible assets	12,763	—	—	—	—	—	—	—	153	12,916
Right-of-use assets	755	—	(7)	—	—	—	—	—	—	748
Total assets	242,581	—	(84)	115	(13)	—	—	—	—	242,599
Other payables and accruals	9,661	—	—	—	—	—	(3)	—	—	9,658
Long-term debt	20,134	—	—	—	—	—	2,689	—	—	22,823
Deferred tax liabilities	4,098	—	—	11	—	—	—	—	—	4,109
Total liabilities	99,099	—	—	11	—	—	2,686	—	—	101,796
Additional paid-in Capital	101,187	1,310	—	—	—	—	—	40	—	102,537
Accumulated other comprehensive loss	(1,431)	—	—	2	102	(48)	(40)	—	—	(1,415)
Retained earnings	45,251	(1,310)	(84)	102	(115)	48	(2,646)	(40)	—	41,206
Total equity	143,482	—	(84)	104	(13)	—	(2,686)	—	—	140,803



(i)   **Share-based compensation**

Under U.S. GAAP, the Company has elected to recognize compensation expense using the straight-line method for all employee equity awards granted with graded vesting over the requisite service period.

Under IFRS, the graded vesting method is required to recognize compensation expense for all employee equity awards granted with graded vesting.

(ii)   **Leases**

Under U.S. GAAP, for operating leases, the amortization of right-of-use assets and the interest expense element of lease liabilities are recorded together as lease expenses, which are measured on a straight-line basis and are recorded in the consolidated statements of income/(loss).

Under IFRS, the right-of-use assets are generally depreciated on a straight-line basis while the interest expense related to the lease liabilities are measured under the effective interest method, which results in higher expenses at the beginning of the lease term and lower expenses near the end of the lease term.

(iii)   **Equity securities without readily determinable fair values**

Under U.S. GAAP, the Company elected to measure an equity security without a readily determinable fair value using a measurement alternative that measures the securities at cost minus impairment, if any, plus or minus changes resulting from qualifying observable price changes reported in the profit or loss.

Under IFRS, the Company measured the investments in equity instruments at fair value through profit or loss (FVTPL). Fair value changes of these investments are recognized in the profit or loss.

(iv)   **Equity method investments**

Under U.S. GAAP and IFRS, the investor should adjust the results of its associates to align the investee's accounting policies with its own policies. The reconciliation items mainly arise from different accounting the associates applied under each GAAP.

Additionally, under U.S. GAAP, when an investor records an other-than-temporary impairment charge for an equity method investment, the impairment charge should generally be included as a component of the investor's share of the earnings or losses of the investee. Under IFRS, the impairment of equity method investments does not form part of the share of the results of associate and might be presented adjacent to the share of associate's results under equity method.

(v)   Available-for-sale debt investments

Under U.S. GAAP, the available-for-sale debt investments classified within Level 3 are valued based on a model utilizing unobservable inputs which require significant management judgment and estimation. The Company reports available-for-sale debt investments at fair value at each balance sheet date with the aggregate unrealized gains and losses, net of tax, reflected in "Accumulated other comprehensive loss" in the consolidated balance sheets. Upon sale, realized gains and losses are reported in net income.

Under IFRS, since those investments do not meet the definition of the equity instrument from the perspective of issuer, and the contractual cashflow could not pass the Solely Payments of Principal and Interest (the "SPPI") test, thus they are required to be classified as financial assets measured at fair value with fair value changes recognized in the profit or loss.

(vi)   Convertible senior notes

Under U.S. GAAP, the Company's convertible notes are elected to be measured at amortized cost, with any difference between the initial carrying value and the repayment amount recognized as interest expense using effective interest method over the period from issuance date to maturity date.

Under IFRS, the Company's convertible notes are designated as at fair value through profit or loss such that the convertible notes are initially recognized at fair value. Subsequent to initial recognition, the amounts of changes in fair value of the convertible notes that are attributed to changes in own credit risk are presented in other comprehensive income and the remaining fair value changes are presented in the profit or loss.

(vii) Issuance Cost

Under U.S. GAAP, specific incremental issuance costs directly attributable to a proposed or actual offering of securities may be deferred and charged against the gross proceeds of the offering, shown in equity as a deduction from the proceeds.

Under IFRS, such issuance costs apply a different criterion for capitalization when the listing involves both existing shares and a concurrent issuance of our new shares in the capital market, and are allocated to proportionately between our existing and new shares. Costs incurred to list existing shares are not equity transaction costs, which are charged to the income statement.

(viii) Software

Under U.S. GAAP, software is reported under property, equipment and software.

Under IFRS, software is reported under the intangible asset category. Accordingly, software is reclassified from property, equipment and software to intangible assets.



(ix) Business combinations

In 2025, the Company acquired a majority equity interest in a company (the "acquiree"). Under the terms of the transaction agreements, the Company is also obligated to purchase a portion of the remaining equity interest (the "Equity Interest") of the acquiree on a specified date (or earlier if triggered by certain events) at a price determined by a predetermined formula (the "Purchase Obligation").

Under US GAAP, given that the purchase obligation is certain to occur and bundled with the acquisition, the Equity Interest was not recognized as a non-controlling interest, instead the related Purchase Obligation was recognized as a financial liability at the acquisition date and subsequently measured at fair value, with fair value changes recognized in the income statement. This financial liability was treated as part of the purchase consideration when applying acquisition accounting.

Under IFRS, as it is considered that the Company undertakes the obligation to purchase the Equity Interest at fair value, the risk and reward of the shares reside with non-controlling interests. Therefore, the Company recognizes the Equity Interest as non-controlling interest on the acquisition date. IFRS also requires the Purchase Obligation to be initially recognized as a separate financial liability (with the corresponding amount debited in equity) on the acquisition date, and the Company has elected to record subsequent changes in the carrying amount of the financial liability in equity. The financial liability was not considered as part of the purchase consideration when applying acquisition accounting. The accounting treatment under IFRS resulted in a lower purchase consideration and therefore, lower goodwill recognized from the acquisition, compared with US GAAP.